EXHIBIT 4.1

                                                                     May 9, 2002

Dear Murphy:

Subject to the final approval of our Board of Directors, I propose the following terms for the loan of up to $150,000 you are making to Profile:

(1) Within 30 days of the receipt from you of the threshold loan amount of $125,000, your 85,000 warrants with an exercise price of $7.50 per share, your 40,000 warrants with an exercise price of $7.20 per share and your 25,000 warrants with an exercise price of $3.00 will be cancelled and 150,000 five-year warrants with an exercise price of $1.05 will be issued.
(2) Should Profile raise $400,000 from its Private Placement Offering Memorandum ("the Offering") dated April 4,2002, as amended on April 9,2002, within the next ninety (90) days, you agree that the principal loan amount will be converted into Profile's common stock in accordance with the terms of the Offering, as amended.
(3)      Should Profile not be successful in raising $400,000 in the next ninety
         (90) days, then Profile will be obligated to begin monthly loan repayments of $25,000 per month payable on or before the 15th of each month. Interest at six (6) percent per annum will accrue on any unpaid balance. There will be no penalty for early repayment.
     Should the terms of this letter agreement be acceptable to you, please execute both copies of same in the space provided below and return one fully-executed copy to this office.

                                               Sincerely,


                                               /s/ Philip Jones
                                                   -----------------------------
                                                   Executive Vice President



Accepted and Agreed to This 9th day of May 2002.

By:    /s/ Murphy Evans
       ------------------
           Murphy Evans